Exhibit 99.1

News Release

OLYMPUS RECEIVES POSITIVE INDEPENDENT TECHNICAL REPORT ON FEASIBILITY STUDIES
FOR THE PHUOC SON GOLD PROJECT

HIGHLIGHTS:

• TECHNICAL REPORT RECOMMENDS THE DEVELOPMENT OF PHUOC SON

• FINANCIALLY ROBOUST GOLD PROJECT WITH 3.08 YEAR PAY BACK

• NET PRESENT VALUE RANGE OF $17.7 MILLION to $21.5 MILLION
  (7.5% to 10% DISCOUNT RATE)

• INTERNAL RATE OF RETURN OF 27.9%
  (GOLD PRICE RANGE BETWEEN  $US750 AND  $US1050 OUNCE OVER MINE LIFE)

April 1, 2008 - Toronto ON, - Olympus Pacific Minerals Inc. ("Olympus" or the "Company") (TSX: OYM: OTCBB: OLYMF) is pleased to announce the positive results of the Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam (the
”Technical Report”) authored by independent mining and geological consultants, Terra Mining Consultants/Stevens & Associates (“TMC/SA”) based in Auckland, New Zealand. Olympus holds 85% of the Phuoc Son Gold Project, located in the western highlands of Quang Nam Province, in central Vietnam, some 14.5 kilometers northwest of Kham Duc and approximately 90 kilometers southwest of the port city of Da Nang.

Two deposits comprise the Phuoc Son Gold Project - the South (Bai Dat) and North (Bai Go) deposits, which, lie about 1 kilometer apart, The attached map, - Property Geology showing the North Deposit and South Deposit shows the location of these deposits  (red areas), along with other potential deposits within the Phuoc Son Gold Property.

PROPERTY GEOLOGY MAP

The Technical Report is based on proven and probable reserves in the South (Bai Dat) and North (Bai Go) deposits of the Phuoc Son Gold Property .The reserve figures have been confirmed by the Qualified Persons, Mr. Graeme W. Fulton and Mr. Murray R. Stevens who are the authors of the independent report,  (see tables below).

South Deposit (Bai Dat): Gold Reserve

CATEGORY	TONNES (t)	Au (g/t)
Proven	88,490	13.14
Probable	341,520	9.3
Proven + Probable	430,010	10.09

North Deposit ( Bai Go): Gold Reserve

CATEGORY	TONNES (t)	Au (g/t)
Proven	147,160	6.06
Probable	353,220	5.72
Proven + Probable	500,380	5.82

The Company is very confident that there is potential to extend the mine life at this project as the Inferred resource, totaling 425,380 ounces gold, has been excluded as required by NI 43-101. In addition, the Company has several promising targets on this prospective property that are currently being drilled with three operating rigs pursuant to Olympus’ announced Strategic Exploration Plans (see Olympus press release dated October 2, 2007)

The table below summarizes the parameters and economic outcomes of the Phuoc Son Gold Project based on the assumptions outlined in the Technical Report

Phuoc Son Gold Project – Average Gold Price - $US889 / ounce (Average gold price based on Macquarie Bank’s Gold Price projections 2009 to 2014)

Months 2 -19	US$ (Where Applicable)
Mine, processing plant, infrastructure, pre- production and owners costs (including working capital1)	$48,110,001
Mining throughput (total) (t)	47,017
Months 20 – 76
Mining Production (total) (t)	795,039
Processing throughput (total) (t)	842,056
Mine, processing plant, infrastructure and owner costs (sustaining including recovery of working capital[1]	$4,301,315
Operating Costs	$80,442,634
Life of Mine
Life of Mine Capital - Mine, processing plant, infrastructure and owners costs	$52,411,316
Operating Costs [2]	$80,442,634

Gold Production (total gold payable) (oz)	189992
Operating Costs ($ per payable ounce) [2]	$423
Revenue	$168,894,990
Net Pre Tax Cash Flow[3]	$36,041,440
Net Post Tax Cash Flow	$36,041,440
NPV @ 7.5% (post tax)[3]	$21,487,938
NPV @ 10% (post tax)[3]	$17,698,870
IRR (post tax) [3]	27.90%

Payback Period	3.08 years

Notes:

1.	Includes indirect taxes (working capital impact), operational working capital and contingency. Excludes historic sunk costs.

2.	Includes site-operating costs, royalties, transport and refining costs.

3.
NPV’s and IRR’s are shown pre-tax and post-tax. It has been assumed that capital assets will be depreciated on a straight-line basis for the life of the mine and for the purposes of modeling. The income tax and fiscal regime applying to Phuoc Son will be determined in consultation with the appropriate government authorities in Vietnam and the Ministry of Finance. The Company has made application for a four-year business income tax (BIT) exemption starting from the first profit making year and a preferential BIT rate for years thereafter. Consequently, in this model, minimal business income taxes (BIT) have been assumed with respect to Project as defined herein.

Assumptions and other information included in this press release were extracted from the relevant sections of the Technical Report on Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam.

All risk factors and applicable assumptions referred to elsewhere in the study are equally applicable to the economic model and scenario outcomes discussed herein.

No inflation was accounted for in the economic model for Phuoc Son and all costs are in US dollars. Key parameters in terms of economics have been kept constant throughout the cash flow model.

Estimated project cash flows were used to determine net present value (NPV) and internal rates of return (IRR) for base case.

Olympus’ Chairman and CEO David Seton said, "Management is very pleased with the positive results of the Technical Report. By working closely with our internationally recognized consultants and keeping in close contact with the local government and communities, we have been able to effectively advance the Phuoc Son Gold Project through the feasibility stage. Our goal is to design and construct an efficient and environmentally sound operation that will bring economic benefits to the region and our shareholders.”

Key Excerpts from the Technical Report are as follows:

Mine Access & Main Development

Topography and the depth to the mineralized structures preclude open pit mining methods and, therefore, underground extraction is the most viable option. Due to the mountainous, high- relief terrain and the position of the orebody relative to the topography, an adit and ramp system is the best mine access option. Rubber tired vehicles, drill jumbos, LHD’s and underground trucks, will be used to develop and operate in the mine to deliver materials, ore and waste, along with personnel to and from the workplaces. All main development will comprise a 4 metre by 4 metre arched configuration, with ramps varying in inclination up to 15%. Cuddies will be positioned at 100 metre intervals and used for mucking during the development phase. They will then be used as refuge bays, transformer chambers, underground stores, etc. About 234,000 tonnes of development waste will be generated over the life-of-mine. This waste will be used for plant site floor, road requirements and stope fill. Any remaining waste will be placed on a surface waste dump.

South Deposit (Bai Dat) Access & Development

The Bai Dat ore body is accessed through twin portals. The main portal becomes a decline driven at           -15% for approximately 245 metres to meet the orebody. From the second portal an incline is planned to be driven at +7% for an approximate distance of 385 metres to the top of orebody. This drive will act as the main return airway and provide access for the upper orebody development. Before the orebody is intersected, the main access decline splits into two; a decline ramp heads off on a northeasterly direction at a gradient of -14%, and a haulage drive heads of in a southwesterly direction at a gradient of 3%. The haulage drive is approximately 200 metres long and will serve the upper 1/3 of the Bai Dat orebody. The northeast decline heads of in the direction of the Bai Choui deposit before turning back towards Bai Dat, with an approximate length of 420 metres. The decline will then become the second haulage drive in the footwall of the orebody and serve the middle 1/3 of Bai Dat. At the other side of the orebody, the haulage drive becomes a ramp declining to the southwest as a -15% ramp. This ramp heads towards the Bai Cu area before turning back towards the Bai Dat orebody where it becomes the third haulage drive, driven for approximately 100 metres at a 3% gradient, and serving the bottom 1/3 of the orebody. From the main development drives, secondary development will be created to access the orebody and other required development infrastructure e.g. raises, ventilation passes, and sumps.

North Deposit (Bai Go) Access & Development

The Bai Go orebody is accessed from two directions: a surface road provides access to a portal near the Bai Go orebody, from which a +14% ramp is driven to meet the ore zone; and a +3% ramp, for an approximate distance of 640 metres, is planned to be driven from the Bai Chuoi (north-east) ramp at Bai Dat. Both these drives are planned to access the upper 1/2 of the Bai Go ore zone. A 460 metre long ramp at 13% gradient connects these two ramps.

The lower half of the orebody will be accessed by way of a 14% decline ramp for an approximate total of 865 metres. From these and other ramps, haulage levels are driven across the length of the orebody. Similar to Bai Dat, secondary development will be created from the main development to access the orebody and other required development infrastructure e.g. raises, ventilation passes and sumps.

Production Schedule

Life-of-Mine Operations

Pre-stoping development for the upper horizon of Bai Dat includes the driving of the stope ramps and holing out of the ventilation raises and orepasses. This is scheduled to occur over a 6 to 8 months period, well ahead of the plant construction. However, stoping will only start when the plant is ready for commissioning in approximately mid 2009. Before the plant start-up, Bai Dat underground will have the capacity to produce the required tonnage of 15,000 t per month. This tonnage can be sustained at Bai Dat Mine for a duration of 16 months, at  which time Bai Go mine is scheduled to be ready for production and stope ore from Bai Go will be part of the production tonnage in the 17th month of full operation. The schedule was derived from the designed layout using the following rules for stopes:

•	Adjacent lifts or panels driven along strike cannot be mined concurrently except in robbing pillars. Adjacent stopes can be mine simultaneously.

•	The stoping plan for Bai Dat is to start with Stopes 2 & 3, the first pair of stopes to be accessed and to take advantage of the higher grade ores from these two stopes. Pillar robbing between 2
lifts/panels is done in retreating mode.

•	Random waste backfill to panels is introduced in areas where ground conditions do not allow unsupported walls and roof if pillars are robbed. Low grade pillars below the cut-off grade are left as regional pillars.

•	An average size stope has a life of at least 15 weeks at 250 t per day per stope. The production schedule calls for at least two stopes in production at any given time.

•	There are 7 operating days in a week and 3 shifts per day. Rest days of miners are staggered within the weeks to achieve
production and labour needs.

•	Production of 500 tpd necessitates 4 crews working for the shift duration. Initially, 3 crews are will be using jacklegs in stoping while
1 crew operates the mechanised jumbo drill. The final set-up, however, has 2 jackleg drilling crews and 2 mechanised jumbo drilling crews as a second mechanised drilling crew is introduced after completion of development.

•	In stoping, loading fragmented ore from the stope to the ore-pass is scheduled efficiently using 2 off 21/2m3 bucket capacity loaders.

•	At the haulage drift elevation, ore from the ore-pass is loaded by a 3m3
LHD onto a waiting low profile truck (LPT).

•	Ore hauling to the surface will be by a 2-LPT arrangement.

•	Stope blasting is carried out every shift.

•	Full face length blasted each day (or equivalent face length if benching is used):

Sensitivity Analysis

Various sensitivities were run using the project model. The incremental changes in the economics are summarized in the table below. The sensitivity analysis (based on a 10% discount rate) shows that the project is most sensitive to the gold price, grade and recovery. Phuoc Son is relatively less sensitive to changes in capital or operating costs.

Parameter	IRR %	NPV After Tax (US$ Millions)

Base case	27.9	17.7
Sensitivity:
Gold price
-10%	16.5	5.96
+10%	38.2	29.43

Operating costs
-10%	32.2	22.84
+10%	23.3	12.55

Capital costs

-10%	34.8	22.48
+10%	22.1	12.92

Milled gold grade
-10%	16.5	5.98
+10%	38.2	29.42

Gold Recovery
-5% (85.5%)	22.4	11.84
-10% (81.0%)	16.5	5.98
+5% (94.5%)	33.2	23.56

General Recommendations

Based on the results of the Technical Report on Feasibility Studies for the Phuoc Son Gold Project Terra Mining Consultants and Stevens and Associates recommend that Olympus continue with the development of the project and make these further recommendations.

Financial

This Technical Report on Feasibility Studies for the Phuoc Son Gold Project shows the project is robust financially with an indicative NPV range of $17.7 million to $21.5 million (7.5% to 10% discount rate) and an IRR of 27.9% at a gold price range between $US750 and $US1050 per ounce during the project life, based on Macquarie Bank’s projections. The payback period is 3.08 years. It must be remembered that this financial analysis is a base case scenario developed around the current reserves, excluding silver and any lead or zinc credits. The modeled inferred resources at South Deposit (Bai Dat) and North Deposit (Bai Go) amount to a further 1.88 million tonnes at a grade of 6.63 g/t gold. There is an additional 173,000 tonnes of gold mineralization that is currently not categorized, as it does not meet the strict modeling parameters used in the resource estimation. Given the geological continuity evident in the wide spaced drilling of the northern extensions of Bai Go, SA/TMC would expect that a portion of these inferred resources will be converted to measured and indicated in the current in fill drill program. In addition the mineralization within the Dak Sa structure so far has dimensions of around 410 meters by 200 meters at South Deposit (Bai Dat) and 1000 meters by 600 meters at North Deposit (Bai Go). Both deposits are open along strike and down dip. There is, in our opinion, a high probability that further mineralization will be discovered in the current programs within the Dak Sa Structure and other prospects within the Investment License.

The positive Technical Report on Feasibility Studies for the Phuoc Son Gold Project will allow Olympus to secure and finalize the necessary debt financing to continue with the development of the mine, including construction of the Phuoc Son Gold processing plant and related infrastructure. The first gold pour at the Phuoc Son Gold Project is anticipated for November 2009.

During the next two years the Company plans to continue its aggressive exploration programs at Phuoc Son and Bong Mieu, increase the Company’s existing resource and complete the Bong Mieu in house scoping study. Management is confident that the in house scoping study will lead to a full feasibility study justifying a production facility at Bong Mieu capable of producing 100,000 ounces of gold on an annualized bases.

The Feasibility Studies for the Phuoc Son Gold Project in Quang Nam Province, Vietnam dated March 26, 2008 independently authored by Terra Mining Consultants/Stevens and Associates will be filed on www.sedar.com within 45 days.

Independent qualified persons for the Technical Report are Graeme W. Fulton of Terra Mining Consultants Ltd and Murray R. Stevens of Stevens and Associates; both are based in, Auckland New Zealand.

Olympus Pacific Minerals Inc., as first mover in Vietnam, is positioned to become a leading gold explorer and producer in Southeast Asia. Olympus is committed to its vision of making major discoveries in the region and increasing shareholder wealth.

For further information contact:

David Seton, Chairman & CEO
Jim Hamilton, VP Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

www.olympuspacific.com

OLYMPUS FOFI DISCLAIMER
Certain of the statements made and information contained herein is “forward-looking information” within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.